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Oxalis

Brooklyn, NY

- **Elevated and accessible dining for a new generation**, perfected at pop-ups around NYC
- Opening team has **extensive, pedigreed restaurant and financial experience**
- Bringing **France's popular neo-bistro movement** to New York
- A **first-of-its-kind offering** in the area and beyond
- Affordable fixed price menu that allows for **thoughtful, creative food with heightened cost control**

Revenue Sharing Notes ?

Multiple	1.60x
Maturity	48 months
Minimum Target	$100,000 ?

View Key Terms

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Company Description

In one of the dining capitals of the world, New York City's tasting menus run upwards of hundreds of dollars per person, before wine pairings. But what if you could get the same quality of food without the uncomfortable pomp and exorbitant prices? **Oxalis**, the venerated dining pop-up, now arrives to Prospect Heights as a brick and mortar restaurant offering dining for a new generation.


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Oxalis is bringing the Parisian neo-bistro ethos to Brooklyn to satisfy a growing demand for a relaxed yet elevated dining scene. In a stripped-down environment, the team at Oxalis focuses instead on accessibility, great service, and exceptional products to highlight the peak produce and remarkable offerings of local purveyors.

Diners have the choice of enjoying a curated set menu in the dining room or sitting in the backyard to enjoy a variety of a la carte options with a crafted cocktail or natural wine. Executive Chef Nico Russell has spent years in the kitchens of some of the city's most esteemed, Michelin-starred restaurants including *Daniel*. He also spent time at France's *Mirazur*, often rated among the top restaurants in the world, and in some of the best restaurants in the Bay Area.

The Oxalis menu will reflect the bounty of the seasons and present every ingredient with meticulous thought and French technique. Examples of the prix fixe options include "beets, verbena, pollet egg, chickweed" and "duck, macoun apple, golden turnip." It can be said with certainty that nowhere else ¬in the city will you experience such talent at such a price point.

Cod, cherry, turnip

Accolades from the Oxalis pop-ups already signal the culinary prowess behind the business. Brooklyn Magazine called it "undoubtedly the season's hottest pseudo-restaurant." Thrillist claimed "you're getting the cooking skill you'd expect at Daniel, just with more laid-back, friendly service." Just last year, Gothamist named Oxalis "Brooklyn's Best Pop-Up Dinner Party."

While diners once sought decadent and protracted evenings, today they are less willing to commit to such experiences and price points. France has found a popular alternative in the "neo-bistro" which targets both the value conscious and traditional fine diners. The demographic of Brooklyn in particular strikes many parallels to much of Paris and uniquely positions a restaurant like Oxalis to succeed. Further the experience will reflect the modern American setting without ever feeling like an import.

Fall stew with fluke, cilantro and brassica flowers

By offering a fixed, produce-driven menu at lower price points, Oxalis is able to provide guests with a progressive dining experience all while tightly controlling food and labor costs. Through this approach to providing thoughtful and elevated food, Oxalis will beckon diners to return regularly from the local neighborhood as well as across New York City and from around the world.

Oxalis plans to open its doors in Prospect Heights in the Fall of 2018.

Learn more:

Key Terms

Issuer	Oxalis Food, LLC
Securities	Revenue Sharing Notes
Offering Amount	**Minimum $100,000** to **maximum $250,000**
Investment Multiple	**1.60x**
Payments	**Monthly**
Revenue Sharing Percentage	4.25% of the Issuer's **monthly gross revenue** for the first 12 months of operation once the restaurant opens for business. 6.75% of the Issuer's **monthly gross revenue** thereafter.
Maturity	**48 Months**
Security Interest	Blanket lien on all assets of the business
Ownership % Represented by Securities	**0%**. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here to view the Issuer's SEC Form C filing.

Use of Proceeds

The total project cost for Oxalis is estimated at $600,000 to renovate a second-generation restaurant space and pay for pre-opening expenses, leasehold improvements, professional services, and opening inventory. An additional $100,000 to $225,000 is needed for working capital and contingencies.

Oxalis has raised $418,438 in equity investments through April 2018.

Through this NextSeed campaign, Oxalis is seeking to raise a minimum of $100,000 and a maximum of $250,000.

Tomato board

Revenue Sharing Summary*

Once the Issuer commences operations, the Issuer will share a percentage of each month's gross revenue with the investors as a group until they are paid in full.

- **Monthly Revenue Sharing Percentage (first year): 4.25%**
- **Monthly Revenue Sharing Percentage (year 2 and beyond): 6.75%**

Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

Example:

Total Raise Amount: $200,000

You Invest: $2,000

Scenario 1:

Month: 9 *Revenue:* $150,000

The issuer will make a $6,375 payment ($150,000 x 4.25% = $6,375) to investors. Since you invested with 1% of the total amount raised ($2,000 / $200,000 = 1.0%), you would receive a $63.75 payment.

Scenario 2:

Month: 24 *Revenue:* $170,000

The issuer will make a $11,475 payment ($170,000 x 6.75% = $11,475) to investors. Since you invested with 1.0% of the total amount raised ($2,000 / $200,000 = 1.0%), you would receive a $114.75 payment.

* The calculations above are mathematical illustration only and may not reflect actual performance. They do not take into account NextSeed fees of 1% on each payment made to investors. The exact length of time that it will take the Issuer to pay each investor in full cannot be known in advance since the Issuer's actual revenues may differ from its reasonable forecasts. If any balance remains outstanding on the maturity date, the Issuer is contractually required to promptly pay the entire outstanding balance due to each investor. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments.

Bonus Rewards

EARLY BIRD REWARD

First 100 investors who invest $500 or more will receive:

- $50 Gift Card to Oxalis

100 of 100 available

Invest $500 or more

- First access to limited event & pop-up reservations

Invest $1,000 or more

- First access to limited event & pop-up reservations
- Invitation for 2 to an exclusive Oxalis Cocktail Party for NextSeed Investors

Invest $5,000 or more

- First access to limited event & pop-up reservations
- Invitation for 4 to an exclusive Oxalis Cocktail Party for NextSeed Investors

Invest $10,000 or more

- First access to limited event & pop-up reservations
- Invitation for 4 to an exclusive Oxalis Cocktail Party for NextSeed Investors
- Dinner for 2 at Oxalis

Invest $25,000 or more

- First access to limited event & pop-up reservations
- Invitation for 4 to an exclusive Oxalis Cocktail Party for NextSeed Investors
- Dinner for 4 at Oxalis
- A private cocktail party for up to 20 guests at Oxalis

Business Model

Oxalis is already one of the hottest dining experiences in New York City, with press and word-of-mouth alike praising the egalitarian approach to haute cuisine. The primary offering will be a four-course fixed menu for $55 available in the Oxalis dining room. A bar and backyard patio will provide a pop-in friendly a la carte menu with small dishes ranging from $10-$20. Weekend brunch service will follow the family-style atmosphere and utilize the best of the week's ingredients to enhance food sustainability and reduce food costs. At $35 per guest, brunch presents a time to taste Nico Russell's cooking at a lower price point and in a different atmosphere.

Executive Chef Nico Russell

The benefits of a fixed and produce-driven menu are manifest. In serving roughly 90 diners per night, these menus promote sustainability and temper food waste. Most crucially, the offering allows management to streamline food and labor costs. Oxalis will also work to build relationships with local farms to control seasonal variances in ingredient costs.

A la carte offerings served at the bar and on the patio will further establish Oxalis as a true neighborhood restaurant and will serve as a welcome to walk-in diners. Items will include seasonal stews, charcuterie and cheese plates and sweeter options like "pear, sorrel, crème fraiche" and "sunchoke and milk chocolate."

The beverage program will also be driven by diversity and value, with a focus on seasonal craft cocktails and natural wines. In line with Oxalis' elevated but relaxed balance, wine and spirits will appeal to price and trend conscious consumers as well as wine enthusiasts.

The Prospect Heights location presents a unique investment opportunity. Along with low rent compared to neighborhood asks, Oxalis is saving significant costs by taking over a second-generation restaurant space. Also favorable is the existing liquor license. Finally, with the dearth of comparable restaurants in the area, Oxalis is primed to attract a strong local following.

Clams and herbs

Mousse of caramelized whey, summer fruits, lovage

Location Analysis

Oxalis (791 Washington Ave, Brooklyn, NY 11238) will sit in the heart of Brooklyn's rapidly developing Prospect Heights neighborhood.

Situated between Fort Greene, Park Slope and Crown Heights, Prospect Heights has transformed into a hotbed of activity with its proximity to the Atlantic Terminal, Barclays Center, the Brooklyn Botanical Garden and Prospect Park. Young families and young professionals alike have flocked to the neighborhood's convenient transportation and picturesque brownstones. Oxalis hopes to become a regular destination for the residents in the neighborhood that has become one of New York's most sought after residential locales.

Oxalis also hopes to become an international dining destination, a neighborhood gem known on a global scale. The Prospect Heights site will have nearest access to the 2, 3, 4 and 5 subway lines as well as five additional lines and Long Island Railroad trains at the Atlantic Terminal. In short, one can conveniently arrive at Oxalis from nearly anywhere in the city.

The area has seen a steady addition of restaurants in recent years that has signaled a demand for a higher caliber of dining. With a similarly relaxed atmosphere but entirely unique menu, Oxalis will make for a most welcome addition to the neighborhood and beyond.

Leadership

Nico Russell, *Executive Chef*

Nico's esteemed career includes four years of apprenticeship under Daniel's Jean-Francois Bruel (2-Star Michelin restaurant) and one year with Mauro Colagreco of Mirazur (4th in Pellegrino's World's 50 Best Restaurants of 2017). Under their tutelage, Nico developed a strong foundation in classical French technique and kitchen leadership. The Oxalis pop-ups and forthcoming restaurant allow Nico to unleash his creativity on these fine-tuned techniques to bring extravagant yet approachable fare.

Steve Wong, *Operations*

Steve is responsible for the finance, marketing, operations and business development functions of Oxalis. He has experience doing the same for impact investment firms. Steve also worked for five years at restaurants in Buenos Aires and New York City, in front of house capacities. Steve's unique understanding of restaurant operations, combined with his knowledge in finance, provide Oxalis with expertise in capital and cash flow management.

History

- **March 2016**
  Pop-up dinners begin in intimate Hell's Kitchen space
- **June 2016**
  Larger pop-up dinners continue at Fitzcarraldo in Bushwick and Egg in Williamsburg
- **October 2016**
  Oxalis is added to Thrillist's "Best Tastings Menus in NYC under $100"
- **January 2017**
  Gothamist names Oxalis "Brooklyn's Best Pop-Up Dinner Party"
- **July 2017**
  Pop-up dinners begins at Brooklyn Kitchen in Williamsburg
- **March 2018**
  Sold-out month-long residency at COLORS restaurant in NYC
- **Fall 2018**
  Expected opening for Oxalis

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